Exhibit 99.2

BROOKFIELD INFRASTRUCTURE L.P.

Unaudited pro forma consolidated financial statements for Brookfield Infrastructure L.P. as of June 30, 2009, for the year ended December 31, 2008 and for the six months ended June 30, 2009.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Brookfield Infrastructure L.P.

The unaudited pro forma consolidated financial statements of Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) as of June 30, 2009, for the six months ended June 30, 2009 and for the year ended December 31, 2008 present our financial condition and results of operations, adjusted to give effect to:

•	the Offering and Brookfield Investment as described in the notes to the unaudited pro forma consolidated financial statements;

•

the acquisition of a 39.9% ownership interest in BBI and a 60.0% interest in two separate private funds, one of which will have a 49.9% economic interest in DBCT and the other a 100% interest in PD Ports (the “Transaction”); and

•

a management fee paid to Brookfield Asset Management Inc. or its affiliates for services rendered under the Master Services Agreement based on an annual base management fee of 1.25% of the market value of Brookfield Infrastructure Partners L.P., in each case, as if these transactions occurred as of June 30, 2009 for purposes of the unaudited pro forma consolidated balance sheet and as of January 1, 2008, and for purposes of the unaudited pro forma consolidated statement of operations.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma consolidated financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the transactions had been effected on the dates indicated. The unaudited pro forma consolidated financial statements also do not project the results of operations or financial position for any future period or date.

The unaudited pro forma consolidated financial statements should be read together with the “Supplemental Information and Analysis of Financial Condition and Results of Operations”, our historical consolidated and combined financial statements and related notes included elsewhere and incorporated by reference in this prospectus and the audited financial statements for Babcock & Brown Infrastructure Limited and related notes included elsewhere in this prospectus.

All financial data in these unaudited pro forma consolidated financial statements is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with accounting principals generally accepted in the United States of America (“US GAAP”).

BROOKFIELD INFRASTRUCTURE L.P.

PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2009

(unaudited, in millions of U.S. dollars)	Historical Financials	Proceeds from Offering	Investment in 39.9% Interest in Prime	Investment in 60% Interest in Private Funds	Pro Forma
		1a(i)	1a(ii)	1a(ii)
ASSETS

Current Assets
Cash and equivalents	$237.8	$902.6	$(643.8)	$(258.8)	$237.8
Accounts receivable and other	25.8	—	—	—	25.8

Total current assets	263.6	902.6	(643.8)	(258.8)	263.6
Deferred taxes and other assets	16.5	—	—	—	16.5
Equity accounted investments	741.7	—	643.8	258.8	1,644.3
Property, plant and equipment, net	182.2	—	—	—	182.2

Total assets	$1,204.0	$902.6	$—	$—	$2,106.6

LIABILITIES AND PARTNERSHIP CAPITAL

Liabilities
Accounts payable and other liabilities	$6.1	$—	$—	$—	$6.1
Corporate borrowings	161.5	—	—	—	161.5
Non-recourse borrowings	102.5	—	—	—	102.5
Deferred tax liabilities	6.5	—	—	—	6.5
Preferred shares	20.0	—	—	—	20.0

Total liabilities	296.6	—	—	—	296.6
Redeemable partnership units	186.3	361.1	—	—	547.4
Partnership Capital
Partnership capital	532.4	541.5	—	—	1,073.9
Retained earnings	179.8	—	—	—	179.8
Accumulated other comprehensive income	8.9	—	—	—	8.9

Total liabilities and partnership capital	$1,204.0	$902.6	$—	$—	$2,106.6

BROOKFIELD INFRASTRUCTURE L.P.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(unaudited, in millions of U.S. dollars)	Historical Financials	Investment in 39.9% Interest in Prime		Investment in 60% Interest in Private Funds	Corporate Expenses	Pro Forma
		1b		1b(x)	1b(xi)
Revenues	$14.1	$—		$—	$—	$14.1
Cost of revenue	(3.4)	—		—	—	(3.4)
Selling, general and administrative expenses	(5.6)	—		—	(5.0)	(10.6)
Other income	0.7	—		—	—	0.7
Depreciation expense	(3.4)	—		—	—	(3.4)
Interest expense	(8.0)	—		—	—	(8.0)
Losses from equity accounted investments	(9.5)	(67.1	)(1)	(32.8)	—	(109.4)
Gain on sale of investments	105.7	—		—	—	105.7
Dividend income	3.5	—		—	—	3.5

Net income before taxes	94.1	(67.1)		(32.8)	(5.0)	(10.8)
Income tax expense	(34.1)	—		—	—	(34.1)

Net income (loss)	$60.0	$(67.1)		$(32.8)	$(5.0)	$(44.9)

(1)	Converted from financial statements of BBI which do not conform in year end to Brookfield Infrastructure L.P.’s financial statements.

BROOKFIELD INFRASTRUCTURE L.P.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(unaudited, in millions of U.S. dollars)	Historical Financials	Investment in 39.9% Interest in Prime		Investment in 60% Interest in Private Funds	Corporate Expenses	Pro Forma
		1b		1b(x)	1b(xi)
Revenues	$32.9	$—		$—	$—	$32.9
Cost of revenue	(2.6)	—		—	—	(2.6)
Selling, general and administrative expenses	(18.7)	—		—	(10.0)	(28.7)
Other income	0.9	—		—	—	0.9
Depreciation expense	(7.7)	—		—	—	(7.7)
Interest expense	(12.9)	—		—	—	(12.9)
Earnings (losses) from equity accounted investments	25.2	(90.8	)(1)	35.8	—	(29.8)
Dividend income	14.3	—		—	—	14.3

Net income (loss) before taxes	31.4	(90.8)		35.8	(10.0)	(33.6)
Income tax expense	(3.4)	—		—	—	(3.4)

Net income (loss)	$28.0	$(90.8)		$35.8	$(10.0)	$(37.0)

(1)	Converted from financial statements of BBI which do not conform in year end to Brookfield Infrastructure L.P.’s financial statements.

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN MILLIONS OF U.S. DOLLARS)

1.	Pro Forma Adjustments

Brookfield Infrastructure L.P.’s (“Brookfield Infrastructure”) unaudited pro forma consolidated financial statements adjust Brookfield Infrastructure’s consolidated financial statements to give effect to the matters discussed in these notes.

The unaudited pro forma consolidated financial statements do not reflect the impact of potential cost savings and other synergies or incremental costs of the acquisitions.

(a)	Unaudited Pro Forma Consolidated Balance Sheet

The following adjustments were made to Brookfield Infrastructure’s consolidated balance sheet as of June 30, 2009 as if each of the following transactions had occurred on June 30, 2009.

(i) Offering

Reflects the completion of (1) the Offering by Brookfield Infrastructure Partners L.P. (the “Partnership” or “BIP”) as described under “Use of Proceeds” in this prospectus, (2) the issuance to Brookfield Asset Management Inc. (or an affiliate, “Brookfield”) of $361.1 million of the redeemable partnership units and general partner units of Brookfield Infrastructure (“Brookfield Investment”) and (3) an investment in Brookfield Infrastructure by the Partnership of $541.5 million. The Partnership expects to receive proceeds from the Offering of approximately $541.5 million, after deducting underwriting commissions and other estimated offering expenses payable by the Partnership. The Partnership will use the proceeds of the Offering to invest in Brookfield Infrastructure, who will in turn use those proceeds plus the proceeds of the Brookfield Investment to invest in Prime and its intention to make a capital contribution to one or more private funds that will invest in DBCT and PD Ports.

(ii) Investment in Babcock & Brown Infrastructure (“BBI” or “Prime”) and Private Funds

Brookfield Infrastructure and Brookfield entered into an agreement dated October 8, 2009 to acquire 35% of the listed and freely tradeable stapled securities of BBI for A$625 million, a 100% interest in PD Ports and a 49.9% economic interest in BBI (DBCT) Management PTY Ltd., BBI (DBCT) Trust and DBCT Investor Services Pty Ltd. (collectively “DBCT”) for A$295 million. Brookfield and Brookfield Infrastructure also agreed to sub-underwrite BBI’s securities purchase plan up to a maximum of A$87.5 million, and will be given priority over amounts called upon pursuant to this sub-underwriting (that is, Brookfield and Brookfield Infrastructure will sub-underwrite the first A$87.5 million of any shortfall under the securities purchase plan). This could increase the Partnership and Brookfield’s combined interest to a maximum of 39.9% and A$712.5 million depending on the level of the security purchase plan take-up. Subsequent to the acquisition, BBI will change its name to Prime Infrastructure.

Brookfield Infrastructure accounts for its investments in BBI and in the private funds under the equity method. Under the equity method, investments are stated at cost and are adjusted for Brookfield Infrastructure’s proportional share of undistributed equity earnings or losses of the investment and distributions received from the investment. The private funds will be accounted for as Investment Companies in accordance with the AICPA Audit and Accounting Guide, Investment Companies.

(b) Unaudited Consolidated Pro Forma Statements of Operations

The unaudited pro-forma consolidated statements of operations have been prepared from the historical financial statements of Brookfield Infrastructure and BBI as of January 1, 2008. The following adjustments to the historical financial statements were necessary:

•	Conform the results of operations of BBI, which has a June 30 year end, to match the reporting period of Brookfield Infrastructure, which is December 31;

•

The results of operations of BBI have been prepared in accordance with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“A-IFRS”), other authoritative pronouncements of the Australian Accounting Standards Board and the Australian Corporations Act 2001. The financial statements of BBI also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These results differ in certain material respects from US GAAP; and

•	Pro forma adjustments related to the Transaction and related transactions.

The following is a reconciliation of BBI’s statement of operations that adjusts its reported results to the applicable periods, converts its results under IFRS to US GAAP, affects the pro forma adjustments and converts the adjustments to US dollars:

	Note	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Net loss for the period per IFRS (A$):(1)
Net loss for the period		$(977.1)	$(44.5)

Add back:
Net loss for the six month period ended December 31, 2008		245.8	—
Net loss for the six month period ended December 31, 2007		—	10.2
Subtract:
Net loss for the six month period ended December 31, 2008		—	(245.8)

Net loss for the period (A$)		(731.3)	(280.1)

Adjustments from IFRS to US GAAP:
Impairment of long-lived assets, net of tax	i	469.3	—
Revaluation of investment property	ii	(2.9)	(22.4)
Capitalized costs	iii	(4.6)	(4.6)

Net loss in accordance with US GAAP for the period (A$)		(269.5)	(307.1)

Pro forma adjustments:
Sale of PD Ports	iv	61.2	(18.1)
Sale of 49.9% economic interest in DBCT	v	(12.6)	(26.9)
Amortization of Europort assets	vi	(47.0)	—
Reduction in interest expense arising from recapitalization	vii	32.9	65.9
Reduction in corporate costs as a result of internalization of management	viii	0.4	3.1

Net loss on a pro forma basis for the period (A$)		(234.6)	(283.1)

Exchange rate	ix	0.7148	0.8015

Net pro forma loss in accordance with US GAAP (US$)		(167.7)	(226.9)

Brookfield Infrastructure’s loss from equity accounted investments (US$)		$(67.1)	$(90.8)

(1)	Equity pick up includes an amount in the underlying financial statements of BBI which include discontinued operations.

i.

Under both IFRS and US GAAP, long-lived assets are to be assessed for impairment when there is an indicator of impairment. Under IFRS, an impairment is recognized and measured based on the difference between the carrying amount of a cash generating unit and the greater of its fair value less costs to sell or its value in use. US GAAP requires an entity to assess a potential impairment using a two step method. If the undiscounted cash flows from a reporting unit’s eventual disposition of the asset group exceeds the carrying value of the asset group, an impairment loss will be recognized based on the difference between the carrying value of the asset group and its fair value.

As a result, an adjustment was required to reduce the impairment charge recognized under IFRS to conform with the methodology prescribed under US GAAP.

ii.

In accordance with International Accounting Standard 40, BBI elected to account for its investment properties using the fair value model. The fair value model required BBI to record any fair value adjustments through the statement of operations and to discontinue depreciation of the investment properties. Under US GAAP, the fair value model of accounting for investment properties is not allowed. SFAS 144 requires investment properties to be recorded at cost less accumulated depreciation. Assets held for sale are to be recorded at the lower of cost and fair value less costs to sell. As a result, adjustments are required to remove the fair value adjustments recorded by BBI under IFRS and to record depreciation expense under US GAAP.

iii.	Reflects the expense of certain amounts that were capitalized under IFRS that do not meet the requirements for capitalization under US GAAP.
iv.

BBI has an interest in PD Ports which will be sold from BBI to the private funds. This adjustment reflects the exclusion of the results of operations of PD Ports from BBI’s results of operation as if the disposition had occurred as of January 1, 2008.

v.

BBI has an interest in DBCT which will be partially sold from BBI to the private funds. This adjustment reflects the exclusion of the results of operations from 49.9% of DBCT as if the partial disposition had occurred as of January 1, 2008.

vi.

BBI had accounted for the Europort assets as held for sale and accordingly did not depreciate this asset. As a result of the acquisition BIP will account for the Euroports assets as held for use. This adjustment reflects the amortization of the Euroports assets resulting from its reclassification to held for use from held for sale.

vii.	Adjustment to reflect the reduction in interest expense as a result of the new capital structure.
viii.

Reflects the internalization of BBI/Prime management as if it had occurred as of January 1, 2008. The adjustment reflects the removal of the existing management fee and inclusion of the expected costs of the internalized management.

ix.	The Australian dollar to US dollar exchange rates used for the periods ended June 30, 2009 and December 31, 2008 were 0.7148 and 0.8015, the average rates for the periods.
x.	Reflects Brookfield Infrastructure’s 60% interest in the private funds. The amounts were determined as 60% of the historical net loss in accordance with US GAAP of the private funds in US dollars.
xi.

Reflects a charge of $5.0 million and $10.0 million for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively, which reflects the management fee paid by Brookfield Infrastructure to Brookfield as Manager for services rendered under the Master Services Agreement, based on an annual base management fee of 1.25% of the market value of the Partnership.

The above adjustments have been constructed in part from the financial statements of BBI. BBI’s financial year ends on June 30 and Brookfield Infrastructure’s financial year ends on December 31.

Under US GAAP, the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. Consequently, purchase accounting methods require us to notionally allocate our total Prime investment cost to our proportionate interest in Prime’s tangible and intangible assets and liabilities as at the investment date. We are still in the process of completing this analysis, and the unaudited pro forma consolidated financial statements therefore do not reflect any adjustments for any difference between cost and underlying equity. Actual results could be significant to the determination of our share of income/loss from Prime, accounted for under the equity method.

2.	Pro Forma Results of Brookfield Infrastructure

The following table presents pro forma net income by segment for the business. It incorporates the results for our Partnership’s existing business in addition to the BBI business (including the assets purchased through the private funds). As BBI’s financial year end is June 30, its financial year was aligned with Brookfield Infrastructure’s calendar year reporting.

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Net (loss) income
Utilities	$102.8	$48.9
Transportation	(87.4)	16.8
Timber	(13.2)	6.7
Corporate and other	(47.1)	(109.4)

Total	$(44.9)	$(37.0)

Utilities Segment

This segment includes our current utilities assets comprised of Transelec and Ontario Transmission, in addition to BBI’s utilities business comprised of NGPL, Powerco, IEG and TGN. The following table presents the utilities segment’s pro forma proportionate share of financial results:

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Revenue	$147.6	$366.2
Cost attributed to revenues	(48.9)	(138.8)
Dividend income	3.5	14.3

Net operating income	102.2	241.7
Other income (expense)	(7.8)	7.3
Gains on sale of business	99.4	(3.7)
Interest expense, net	(44.0)	(102.2)
Cash taxes	(6.4)	2.0

ANOI	143.4	145.1
Depreciation and amortization	(23.2)	(59.2)
Unrealized losses on derivative instruments	(8.1)	(6.6)
Other non cash items	(3.5)	(24.1)
Deferred taxes	(5.8)	(6.3)

Net income	$102.8	$48.9

Transportation Segment

This segment is comprised of the transportation operations of BBI and the Private Funds, which collectively include a 49.9% economic interest in DBCT, a 60% interest in PD Ports, a 24% interest in Euroports and a 40% interest in WestNet Rail. The following table presents the transportation segment’s pro forma proportionate share of financial results:

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Revenue	$253.0	$666.5
Cost attributed to revenues	(179.4)	(489.2)

Net operating income	73.6	177.3
Other income	(2.3)	(2.2)
Gains / (losses) on sale of business	(0.8)	1.8
Interest expense, net	(43.4)	(89.0)
Cash taxes	5.4	9.8

ANOI	32.5	97.7
Depreciation and amortization	(36.8)	(79.0)
Unrealized losses on derivative instruments and other	(12.6)	7.1
Other non cash items	(1.9)	(1.5)
Deferred taxes	(9.1)	(7.5)
Impairment	(59.5)	—

Net (loss) income	$(87.4)	$16.8

Timber Segment

This segment is comprised of our Longview and Island Timberlands timber operations. The following table presents the timber segment’s pro forma proportionate share of financial results:

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Revenue	$40.3	$124.8
Cost attributed to revenues	(28.4)	(81.8)

Net operating income	11.9	43.0
Other income	0.4	(0.5)
Interest expense	(12.8)	(29.0)
Cash taxes	(0.1)	(0.7)

ANOI	(0.6)	12.8
Depreciation, depletion and amortization	(12.3)	(36.7)
Performance fee	(6.1)	12.8
Deferred taxes	5.8	17.8

Net (loss) income	$(13.2)	$6.7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Unaudited pro forma financial statements for Brookfield Infrastructure Partners L.P. as of June 30, 2009 and for the year ended December 31, 2008 and for the six months ended June 30, 2009.

Brookfield Infrastructure Partners L.P.

The unaudited pro forma financial statements of Brookfield Infrastructure Partners L.P. (“Partnership”) as of June 30, 2009, for the six months ended June 30, 2009 and for the year ended December 31, 2008 presents our financial condition and results of operations, adjusted to give effect to:

•	the issuance of limited partnership units of our Partnership;

•	the additional investment in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) by our Partnership using the net proceeds of the issuance of limited partnership units of our Partnership; and

•

the effect of the other transactions reflected in the Brookfield Infrastructure’s unaudited pro forma consolidated financial statements on the equity earnings of our Partnership’s interest in Brookfield Infrastructure, in each case, as if these transactions occurred as of June 30, 2009 for purposes of the unaudited pro forma balance sheet and as of January 1, 2008 for purposes of the unaudited pro forma statement of operations.

The unaudited pro forma financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The pro forma financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the transactions had been effected on the dates indicated. The unaudited pro forma financial statements also do not project the results of operations or financial position for any future period or date.

The unaudited pro forma financial statements should be read together with “Supplemental Information and Analysis of Financial Condition and Results of Operations”, our historical financial statements and related notes included elsewhere and incorporated by reference in this prospectus and the audited financial statements for Babcock & Brown Infrastructure Limited and related notes included elsewhere in this prospectus.

All financial data in these unaudited pro forma financial statements is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with US GAAP.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2009

(unaudited, in millions of US dollars)	Historical	Pro Forma Adjustment		Pro Forma
Assets
Investment in Brookfield Infrastructure	$547.7	$541.5	(2)	$1,089.2

Equity
Unitholders’ equity	$547.7	$541.5	(2)	$1,089.2

PRO FORMA STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(unaudited, in millions of US dollars)	Historical	Pro Forma Adjustment		Pro Forma
Share of Brookfield Infrastructure income (loss)	$35.3	$(61.9	)(3)	$(26.6)

Net income (loss)	$35.3	$(61.9)		$(26.6)

PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(unaudited, in millions of US dollars)	Historical	Pro Forma Adjustment		Pro Forma
Share of Brookfield Infrastructure income (loss)	$16.8	$(38.8	)(3)	$(22.0)

Net income (loss)	$16.8	$(38.8)		$(22.0)

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(UNAUDITED, IN MILLIONS OF U.S. DOLLARS)

1.	Basis of Presentation

The accompanying unaudited pro forma financial statements adjust our Partnership’s historical financial statements as of June 30, 2009, for six months ended June 30, 2009 and the year ended December 31, 2008 to give effect to the issuance of limited partnership units of our Partnership, the additional investment in Brookfield Infrastructure by our Partnership using the net proceeds of the issuance of limited partnership units of our Partnership and the effect of the other transactions reflected in Brookfield Infrastructure’s unaudited pro forma consolidated financial statements on the equity earnings of our Partnership’s interest in Brookfield Infrastructure as if such transactions and acquisition occurred as of June 30, 2009 as of the date of the unaudited pro forma balance sheet, or as of January 1, 2008 in the case of the pro forma unaudited statements of operations.

The unaudited pro forma financial statements should be read in conjunction with Brookfield Infrastructure’s unaudited pro forma consolidated financial statements and “Supplemental Information and Analysis of Financial Condition and Results of Operations”, in each case included elsewhere in this prospectus.

2.	Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet of the Partnership as of June 30, 2009 is based on our share of the 59% investment we made in Brookfield Infrastructure as of June 30, 2009.

3.	Unaudited Pro Forma Statement of Operations

The unaudited pro forma statement of operations of the Partnership for the same periods as above are based on the recognition of our Partnership’s pro forma share of Brookfield Infrastructure’s losses of $44.9 million and $37.0 million for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively.